amorfix
Life Sciences Ltd.

AMORFIX LIFE SCIENCES LTD.

Attention Business Editors:

Amorfix Life Sciences' test detects scrapie prions in blood of scrapie-infected sheep

TSX: AMF

TORONTO, Oct. 25 /CNW/ - Amorfix Life Sciences (TSX: AMF), a company focused on diagnostics and treatments for brain-wasting diseases, today announced the results from the testing of a blinded panel of blood samples from scrapie infected sheep. Amorfix correctly identified 18 out of 20 individual sheep blood samples in a blinded panel provided by an independent third-party laboratory, the Caine Veterinary Teaching Center, University of Idaho.

"These initial results demonstrate the ability of our diagnostic technology to identify endogenous prions which is important for the commercialization of our variant Creutzfeldt-Jacob Disease (vCJD) diagnostic blood test," said Dr. George Adams, CEO of Amorfix Life Sciences. "These data plus additional results that we will generate will be included in the regulatory submission of a self-declared CE mark for the commercialization of the EP-vCJD(TM) test. Moreover, while the EP-vCJD(TM) test is our lead diagnostic candidate, these results present a new commercial opportunity for the testing of all sheep and selective removal of infected animals."

Dr. Marni Uger, Associate Director, Research and Development of Amorfix, will be presenting these data at the European Commission workshop on vCJD diagnostic assays in Brussels, Belgium tomorrow. Amorfix correctly scored 11 out of 12 positive samples and 7 out of 8 negative samples. It is unknown if all sheep with scrapie have endogenous prions in their blood. At present there is no effective blood diagnostic test that can identify scrapie prions in sheep. Amorfix had previously reported the adaptation of its EP-vCJD(TM) assay to detect sheep scrapie brain prions spiked into sheep plasma. The ability to identify endogenous scrapie prions in the blood of sheep is a key milestone in the development of Amorfix's EP-vCJD(TM) diagnostic test.

Scrapie is a brain wasting disease found in sheep analogous to mad cow disease in cattle and vCJD in humans.

About Amorfix

Amorfix Life Sciences Ltd. (TSX:AMF) is a theranostics company developing therapeutic products and diagnostic devices targeting brain-wasting diseases including ALS, Alzheimer's Disease, Parkinson's Disease and variant Creutzfeldt-Jakob Disease (vCJD). Amorfix's proprietary Epitope Protection(TM) (EP) technology enables it to specifically identify very low levels of aggregated misfolded proteins (AMP) in a sample of normal protein. Aggregated misfolded proteins are a common element of many brain wasting diseases and the ability to identify AMPs and understand their structure and mechanism of

folding are the.first steps to developing new treatments for these devastating diseases. Amorfix's lead programs are a diagnostic blood screening test for vCJD and a therapy for ALS.

This information release may contain certain forward-looking information. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by statements herein, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on the Company's current beliefs as well as assumptions made by and information currently available to it as well as other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by the Company in its public securities filings, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information: Dr. George Adams, President & Chief Executive Officer, Amorfix Life Sciences Ltd., Tel: (416) 482-3813, Fax: (416) 482-3811, george.adams@amorfix.com; James Parsons, Chief Financial Officer, Amorfix Life Sciences Ltd., Tel: (416) 482-3814, Fax: (416) 482-3811, james.parsons@amorfix.com

AMORFIX LIFE SCIENCES LTD.

Attention Business Editors:

Amorfix Life Sciences develops two vaccines that extend life in Amyotrophic Lateral Sclerosis (ALS) animal model

TSX: AMF

TORONTO, Oct. 9 /CNW/ - Amorfix Life Sciences (TSX: AMF), a company focused on treatments and diagnostics for brain-wasting diseases, today announced that it will be presenting the results from its vaccine development program for Amyotrophic Lateral Sclerosis (ALS), commonly referred to as Lou Gehrig's disease, at the 132nd Annual Meeting of the American Neurological Association today in Washington, DC. The vaccine approach, also known as active immunization, is the second therapeutic approach for which proof-of-concept has been established by Amorfix for the treatment of ALS this year. In March, Amorfix established a passive immunization approach in the same mouse model of ALS by injecting monoclonal antibodies that target the misfolded superoxide dismutase 1 (SOD1) protein.

The paper entitled "Active and Passive Immunization of SOD1 Disease Specific Epitopes in a Mouse Model of Amyotrophic Lateral Sclerosis" will be presented by Dr. Neil Cashman, the Chief Scientific Officer of Amorfix. The study shows for the first time life extension in a mouse model of ALS using two vaccines targeted at different regions of the protein, termed disease-specific epitopes, found only on the molecular surface of misfolded SOD1.

"These results support our original belief that specifically targeting misfolded proteins using immunotherapies may lead to an effective treatment for this debilitating disease, and by extension numerous other diseases such as Parkinson's and Alzheimer's diseases," said Dr. George Adams, CEO of Amorfix Life Sciences.

Amorfix's targeted vaccine approach is based on the premise that the misfolding and aggregation of SOD1, which is known to occur in familial ALS patients, is a principal agent in the death of motor neurons in all types of ALS disease. Amorfix believes that by administering a vaccine designed to elicit the production of antibodies that target only misfolded SOD1, the immune system could be educated to specifically recognize misfolded SOD1 as foreign and neutralize it, while sparing the normally folded protein from autoimmune recognition.

In 2006, Amorfix and Biogen Idec entered into a research and investment agreement that includes an option for Biogen Idec to license the exclusive worldwide rights to Amorfix's biotherapeutics for ALS.

In other news, Amorfix would like to thank Don McCaffrey for serving as a Director of the Company and Chair of the Compensation Committee for the last 2 years. "Don joined the Board on the public listing of the Company and his significant contributions have immeasurably assisted the Company to build value over his term," said Graham Strachan, Chair of the Board.

About Amorfix

Amorfix Life Sciences Ltd. (TSX:AMF) is a theranostics company developing therapeutic products and diagnostic devices targeting brain-wasting diseases including ALS, Alzheimer's Disease, Parkinson's Disease and variant Creutzfeldt-Jakob Disease (vCJD). Amorfix's proprietary Epitope Protection(TM) (EP) technology enables it to specifically identify very low levels of aggregated misfolded proteins (AMP) in a sample of normal protein. Aggregated misfolded proteins are a common element of many brain wasting diseases and the ability to identify AMPs and understand their structure and mechanism of folding are the first steps to developing new treatments for these devastating diseases. Amorfix's lead programs are a diagnostic blood screening test for vCJD and a therapy for ALS.

This information release may contain certain forward-looking information. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by statements herein, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on the Company's current beliefs as well as assumptions made by and information currently available to it as well as other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by the Company in its public securities filings, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information: Dr. George Adams, President & Chief Executive Officer, Amorfix Life Sciences Ltd., Tel: (416) 482-3813, Fax: (416) 482-3811, george.adams@amorfix.com; James Parsons, Chief Financial Officer, Amorfix Life Sciences Ltd., Tel: (416) 482-3814, Fax: (416) 482-3811, james.parsons@amorfix.com

amorfix
Life Sciences Ltd.

AMORFIX LIFE SCIENCES LTD.

Attention Business Editors:

Amorfix to present at workshop for vCJD diagnostic assays hosted by the European Commission

TSX: AMF

TORONTO, Sept. 20 /CNW/ - Amorfix Life Sciences (TSX: AMF), a company focused on diagnostics and treatments for brain-wasting diseases, today announced that it has been invited to present at a workshop on the common technical specifications (CTS) for variant Creutzfeldt-Jacob Disease (vCJD) diagnostic assays to be held on October 26 in Brussels, Belgium and sponsored by the Medical Device branch of the Enterprise and Industry Directorate-General of the European Commission.

"The European Commission's workshop on vCJD diagnostic assays demonstrates progress towards the establishment of European Union (EU) regulations and the need for a viable vCJD blood screening test. We believe EU technical standards will serve to validate the importance of vCJD blood screening and encourage adoption among member states," said Dr. George Adams, President & Chief Executive Officer of Amorfix. "We will attend as an industry expert and a developer of in vitro diagnostic medical devices. The opportunity to contribute to the regulatory process at this early stage is critical to ensuring an appropriate and high standard for vCJD diagnostic assays."

The attendees of the workshop will present and discuss the current state of vCJD diagnostic development as well as the need to amend the current products under the CTS framework to include vCJD diagnostic devices. The workshop will also set up a subgroup to identify and recommend the necessary technical data needed to amend the CTS and establish guidelines for manufacturers and notified bodies. The vCJD workshop was scheduled under the sponsorship of the United Kingdom.

Common Technical Specifications

Originally developed in 1998, the CTS framework is a directive of the European Commission for EU-wide technical specifications for all regulated products. The objective of CTS is to replace existing national rules of individual members, which differ on a state by state basis, with one EU-wide standard that applies to each member state. From time to time Directive 98/79/EC(1) is updated with new in vitro medical device products to ensure conformity and a high level of health protection.

About Amorfix

Amorfix Life Sciences Ltd. (TSX:AMF) is a theranostics company developing therapeutic products and diagnostic devices targeting brain-wasting diseases including ALS, Alzheimer's Disease, Parkinson's Disease and variant

Creutzfeldt-Jakob Disease (vCJD). Amorfix's proprietary Epitope Protection(TM) (EP) technology enables it to specifically identify very low levels of aggregated misfolded proteins (AMP) in a sample of normal protein. Aggregated misfolded proteins are a common element of many brain wasting diseases and the ability to identify AMPs and understand their structure and mechanism of folding are the first steps to developing new treatments for these devastating diseases. Amorfix's lead programs are a diagnostic blood screening test for vCJD and a therapy for ALS.

This information release may contain certain forward-looking information. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by statements herein, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on the Company's current beliefs as well as assumptions made by and information currently available to it as well as other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by the Company in its public securities filings, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00022789E

For further information: Dr. George Adams, President & Chief Executive Officer, Amorfix Life Sciences Ltd., Tel: (416) 482-3813, Fax: (416) 482-3811, george.adams@amorfix.com; James Parsons, Chief Financial Officer, Amorfix Life Sciences Ltd., Tel: (416) 482-3814, Fax: (416) 482-3811, james.parsons@amorfix.com

amorfix Life Sciences Ltd.

AMORFIX LIFE SCIENCES LTD.

Attention Business/Financial Editors:

Amorfix announces first quarter fiscal 2008 results

- For the three months ended June 30, 2007 -

TSX: AMF

TORONTO, Aug. 14 /CNW/ - Amorfix Life Sciences (TSX: AMF), a company focused on diagnostics and treatments for brain-wasting diseases, reported today in its first quarter operating results that the Company continues to progress in all three of its programs; development of blood tests for variant Creutzfeldt-Jacob Disease (vCJD) and Alzheimer's disease, and a therapy for Amyotrophic Lateral Sclerosis (ALS).

The Company successfully completed the first milestone in its ALS therapy program with Biogen Idec and is on schedule to select a lead agent in the first half of 2008, as well as expand its therapeutics program to a second brain-wasting disease. The completion of ISO 13485:2003 certification, a critical step toward the commercialization of our EP-vCJD(TM) blood test, enabled the Company to plan with European blood transfusion services to begin prevalence testing by the end of the year and routine testing in 2008.

"The milestones we achieved this quarter provide validation of our approach to diagnose and treat aggregated misfolded protein diseases and demonstrate the potential of our novel technologies as we continue to expand our pipeline into therapeutics," said Dr. George Adams, President & Chief Executive Officer of Amorfix. "We continue to drive our products forward while efficiently managing our financial resources. We also continue to look at opportunities that have the potential to create significant additional value for our shareholders."

Other achievements and milestones in the first quarter of fiscal 2008:

<<

- Presented sensitivity, specificity and reproducibility data for the Company's proprietary test for the in vitro detection of vCJD at the International Transmissible Spongiform Encephalopathies (TSE) Conference held in Berlin, Germany.
- Manufactured with OEM vendors the first lot of EP-vCJD(TM) kits and began shelf-life testing.
- Launched marketing of EP-vCJD(TM) blood test for research purposes only.
- Completed the first of three development milestones related to its ALS program with Biogen Idec (NASDAQ: BIIB) and, subsequent to quarter end Biogen Idec exercised the first US$150,000 milestone investment under the August 2006 research and investment agreement.
- Published animal data in Nature Medicine on approach to treating ALS.
- Appointed Dr. Joseph Beckman, an expert in ALS, to Amorfix's

Scientific Advisory Board.
- Graduated to the Toronto Stock Exchange on July 25, 2007.

>>

Financial Results

For the three months ended June 30, 2007 the Company reported a net loss from operations of $1,784,856 ($0.04 per share) compared to net loss of $764,369 ($0.03 per share) for the three months ended June 30, 2006.

Research and development expenses for the three months ended June 30, 2007 were $1,532,424 compared to $623,859 for the three months ended June 30, 2006. The difference was attributable mainly to an increase in vCJD diagnostic program costs associated with scale up and pre-commercialization activities, ALS therapeutic program development costs and higher personnel costs due to the larger number of development programs operating in the current period.

General and administrative expenses for the three months ended June 30, 2007 were $361,751 compared to $181,835 for the corresponding period in 2006. The majority of the increase was due to higher stock-based compensation expense and higher shareholder relations costs in the current period.

Cash burn (cash used in operating activities) was $1,492,630 for the three months ended June 30, 2007 compared to $639,945 for the corresponding period in 2006. The increase in cash burn was as planned reflecting the pre-commercialization activity of the vCJD blood screening assay, the advancement of the Alzheimer's blood test, completion of pilot studies using our disease-specific antibodies in the treatment of an ALS animal model and early therapeutic research into another brain-wasting disease.

For the three months ended June 30, 2007, Amorfix received cash proceeds of $351,513 through the issuance of common shares on the exercise of warrants and options.

As at June 30, 2007, the Company had working capital of $12,591,509 compared to $13,835,243 at March 31, 2007.

As at June 30, 2007 the Company had 41,052,647 common shares outstanding.

Additional information about the Company, including the MD&A and financial results may be found on SEDAR at www.sedar.com.

About Amorfix

Amorfix Life Sciences Ltd. (TSX:AMF) is a theranostics company developing therapeutic products and diagnostic devices targeting brain-wasting diseases including ALS, Alzheimer's Disease, Parkinson's Disease and variant Creutzfeldt-Jakob Disease (vCJD). Amorfix's proprietary Epitope Protection(TM) (EP) technology enables it to specifically identify very low levels of aggregated misfolded proteins (AMP) in a sample of normal protein. Aggregated misfolded proteins are a common element of many brain wasting diseases and the ability to identify AMPs and understand their structure and mechanism of folding are the first steps to developing new treatments for these devastating diseases. Amorfix's lead program is a diagnostic blood screening test for vCJD.

This information release may contain certain forward-looking information. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by statements herein, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on the Company's current beliefs as well as assumptions made by and information currently available to it as well as other factors. Readers are cautioned not to place undue reliance

on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by the Company in its public securities filings, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

<<

Amorfix Life Sciences Ltd.
(a development stage company)
Interim Balance Sheets

	June 30, 2007 $ (unaudited)	March 31, 2007 $ (audited)
Assets		
Current assets		
Cash and cash equivalents	1,104,620	1,660,594
Marketable securities	11,463,285	12,192,600
Amounts receivable	280,801	229,692
Tax credits receivable	250,082	283,527
Prepaid expenses	92,950	132,312
Total current assets	13,191,738	14,498,725
Property and equipment, net	297,168	204,732
Technology rights, net	23,154	30,873
	13,512,060	14,734,330
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	600,229	663,482
Total current liabilities	600,229	663,482
Shareholders' Equity		
Common shares	18,507,758	18,028,305
Warrants and options	2,582,056	2,404,259
Contributed surplus	6,302	4,056
Accumulated other comprehensive loss	(83,657)	-
Deficit	(8,100,628)	(6,365,772)
	12,911,831	14,070,848

	13,512,060	14,734,330

Amorfix Life Sciences Ltd.
(a development stage company)
Interim Statements of Operations
(Unaudited)

	Three Months Ended June 30, 2007 $	2006 $	Period from January 23, 2004 (inception) to June 30, 2007 $
Revenue			
Interest earned	135,117	47,977	425,325
Expenses			
Research and development	1,532,424	623,859	6,107,292
General and administrative	361,751	179,916	1,893,048
Amortization of property and equipment	18,079	8,220	77,761
Amortization of technology rights	7,719	351	18,159
	1,919,973	812,346	8,096,260
Loss before the undernoted	(1,784,856)	(764,369)	(7,670,935)
Costs related to reverse takeover of Luxor	-	-	479,693
Loss for the period	(1,784,856)	(764,369)	(8,150,628)
Basic and diluted loss per common share	(0.04)	(0.03)	
Weighted average number of common shares outstanding	40,881,750	29,436,072	

Amorfix Life Sciences Ltd.
(a development stage company)
Interim Statements of Cash Flows
(Unaudited)

	Three Months Ended June 30, 2007 $	2006 $	Period from January 23, 2004 (inception) to June 30, 2007 $
Cash provided by (used in)			
Operating activities			
Loss for the period	(1,784,856)	(764,369)	(8,100,628)
Amortization of property and equipment	18,079	8,220	77,761
Amortization of technology rights	7,719	351	18,159
Stock-based compensation	307,983	172,413	1,319,538
Non-cash interest expense	-	-	2,673
Non-cash costs related to reverse takeover of Luxor	-	-	232,442
Changes in non-cash working capital (note 5)	(41,555)	(56,560)	(114,066)
	(1,492,630)	(639,945)	(6,564,121)
Investing activities			
Purchase of marketable securities	-	(987,380)	(20,065,070)
Sale of marketable securities	695,658	5,176,935	8,518,128
Purchase of property and equipment	(110,515)	(83,056)	(374,929)
Purchase of technology rights	-	(7,000)	(41,313)
	585,143	4,099,499	(11,963,184)
Financing activities			
Issuance of common shares, net of cash issue costs	-	-	4,222,185
Issuance of common share units, net of cash issue costs	-	-	11,973,069
Issuance of common shares on exercise of warrants	333,513	555,175	2,746,025
Issuance of common shares on exercise of options	18,000	66,778	423,868
Cash acquired on reverse takeover of Luxor	-	-	141,778
Issuance of promissory note	-	-	125,000
	351,513	621,963	19,631,925

Net increase (decrease) in cash and cash equivalents during the period	(555,974)	4,081,517	1,104,620
Cash and cash equivalents - Beginning of period	1,660,594	113,794	-
Cash and cash equivalents - End of period	1,104,620	4,195,311	1,104,620

>>

For further information: Dr. George Adams, President & Chief Executive Officer, Amorfix Life Sciences Ltd., Tel: (416) 482-3813, Fax: (416) 482-3811, george.adams@amorfix.com; James Parsons, Chief Financial Officer, Amorfix Life Sciences Ltd., Tel: (416) 482-3814, Fax: (416) 482-3811, james.parsons@amorfix.com

amorfix Life Sciences Ltd.

AMORFIX LIFE SCIENCES LTD.

Attention Business Editors:

Amorfix commences trading on the Toronto Stock Exchange

TSX Symbol: AMF

TORONTO, July 25 /CNW/ - Amorfix Life Sciences (TSX: AMF), a company focused on diagnostics and treatments for brain wasting diseases today announced that its common shares have been approved for listing on the Toronto Stock Exchange (TSX) and will no longer trade on the TSX Venture Exchange. Trading on the TSX is expected to commence today, July 25, 2007, under the symbol "AMF". Amorfix was initially listed and began trading on the TSX Venture Exchange on October 3, 2005.

About Amorfix

Amorfix Life Sciences Ltd. (TSX-V:AMF) is a theranostics company developing therapeutic products and diagnostic devices targeting brain wasting diseases including ALS, Alzheimer's Disease, Parkinson's Disease and variant Creutzfeldt-Jakob Disease (vCJD). Amorfix's proprietary Epitope Protection(TM) (EP) technology enables it to specifically identify very low levels of aggregated misfolded proteins (AMP) in a sample of normal protein. Aggregated misfolded proteins are a common element of many brain wasting diseases and the ability to identify AMPs and understand their structure and mechanism of folding are the first steps to developing new treatments for these devastating diseases. Amorfix's lead program is a diagnostic blood screening test for vCJD.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This information release may contain certain forward-looking information. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by statements herein, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on the Company's current beliefs as well as assumptions made by and information currently available to it as well as other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by the Company in its public securities filings, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00022789E

For further information: Dr. George Adams, President & Chief Executive Officer, Amorfix Life Sciences Ltd., Tel: (416) 482-3813, Fax: (416) 482-3811, george.adams@amorfix.com; James Parsons, Chief Financial Officer, Amorfix Life Sciences Ltd., Tel: (416) 482-3814, Fax: (416) 482-3811, james.parsons@amorfix.com

AMORFIX LIFE SCIENCES LTD. - More on this organization

News Releases (40) Photo Archive Company Earnings

Quotes & Charts

AMF.(TSX-VEN)

AMORFIX LIFE SCIENCES LTD.

Attention Business Editors:

Amorfix acheives first milestone in therapeutic ALS partnership with E

- Amorfix to receive milestone investment for its progress on A
therapeutic program -

TSX-Venture: AMF

TORONTO, July 23 /CNW/ - Amorfix Life Sciences (TSX-V: AMF), a
focused on diagnostics and treatments for brain wasting diseases, t
announced that it has received notice from Biogen Idec (NASDAQ: BII
they will be exercising the first milestone investment under the Au
research and investment agreement. The milestone investment allows
to retain its exclusive worldwide option to license Amorfix's thera
candidates for Amyotrophic Lateral Sclerosis (ALS), commonly referr
Lou Gehrig's disease. Biogen Idec will subscribe for 91,445 shares
at a price of Cdn$1.76 per share for gross proceeds to Amorfix of U
The shares are subject to a four-month hold period.

"We have successfully achieved the first of three predefined mi
for our therapeutic ALS program with Biogen Idec. The research is f
the role of monoclonal antibodies targeted to misfolded superoxide
(SOD1) for the treatment of ALS," said Dr. George Adams, CEO of Amo
Sciences. "Achieving this technical milestone provides additional v
of our general approach to treat all aggregated misfolded protein d

Amorfix has demonstrated that a targeted immunotherapy approach
diminish the motor-neuron effects of ALS in animals. Amorfix's appr
based on the premise that the misfolding and aggregation of SOD1 is
principal agent in the death of motor neurons in all types of ALS c
Amorfix believes that if the misfolded SOD1 could be specifically r
and neutralized by antibodies prior to aggregation, the disease cou
effectively treated. This approach could be extended beyond ALS to
misfolded protein diseases such as Alzheimer's disease and Parkinso
disease, where misfolded proteins have been identified.

Amorfix and Biogen Idec entered into a research and investment
on August 3, 2006, to develop and commercialize Amorfix's technolog
against ALS. The agreement includes an option for Biogen Idec to li

exclusive worldwide rights to Amorfix's technology. Under the terms agreement, Amorfix is conducting a research program with operationa and investment from Biogen Idec. If Biogen Idec exercises its optic will receive an upfront payment and potential milestone payments ir US$25 million plus royalties on commercial sales under the license Biogen Idec would be responsible for completing preclinical and cli development, regulatory approvals, manufacturing and commercializat

About Amorfix

Amorfix Life Sciences Ltd. (TSX-V:AMF) is a theranostics compar developing therapeutic products and diagnostic devices targeting bı diseases including ALS, Alzheimer's Disease, Parkinson's Disease ar Creutzfeldt-Jakob Disease (vCJD). Amorfix's proprietary Epitope Prc (EP) technology enables it to specifically identify very low levels aggregated misfolded proteins (AMP) in a sample of normal protein. misfolded proteins are a common element of many brain wasting disea ability to identify AMPs and understand their structure and mechani folding are the first steps to developing new treatments for these diseases. Amorfix's lead program is a diagnostic blood screening te vCJD.

%SEDAR: 00022789E

For further information: Dr. George Adams, President & Chief Execut Officer, Amorfix Life Sciences Ltd., Tel: (416) 482-3813, Fax: (416 george.adams@amorfix.com; James Parsons, Chief Financial Officer, A Sciences Ltd., Tel: (416) 482-3814, Fax: (416) 482-3811, james.parsons@amorfix.com

AMORFIX LIFE SCIENCES LTD.

Attention Business Editors:

Amorfix receives approval to list on the Toronto Stock Exchange

TSX-Venture: AMF

TORONTO, July 17 /CNW/ - Amorfix Life Sciences (TSX-V: AMF), a focused on diagnostics and treatments for brain wasting diseases tc announced that the common shares of the Company have been conditior approved for listing on the Toronto Stock Exchange (TSX). Amorfix i listed on the TSX Venture Exchange.

"The graduation to the TSX reflects the ongoing progress of our business plan, setting milestones and working to achieve them in a fashion, whether it is related to our corporate objectives or our p development," said Dr. George Adams, CEO of Amorfix Life Sciences. towards commercialization of our diagnostic blood screening test fc advance and expand our therapeutic program, the TSX provides access broader base of potential investors and supports our strategic grov objectives."

Listing is subject to Amorfix fulfilling certain documentary ar requirements of the TSX. Amorfix will issue a further press release when its common shares will commence trading on the TSX. Upon listi Amorfix's common shares will continue to trade under the symbol AMI

About Amorfix

Amorfix Life Sciences Ltd. (TSX-V:AMF) is a theranostics compar developing therapeutic products and diagnostic devices targeting bı diseases including ALS, Alzheimer's Disease, Parkinson's Disease ar Creutzfeldt-Jakob Disease (vCJD). Amorfix's proprietary Epitope Prc (EP) technology enables it to specifically identify very low levels aggregated misfolded proteins (AMP) in a sample of normal protein. misfolded proteins are a common element of many brain wasting disea ability to identify AMPs and understand their structure and mechani folding are the first steps to developing new treatments for these diseases. Amorfix's lead program is a diagnostic blood screening te vCJD.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This i release may contain certain forward-looking information. Such infor involves known and unknown risks, uncertainties and other factors t cause actual results, performance or achievements to be materially from those implied by statements herein, and therefore these staten not be read as guarantees of future performance or results. All forward-looking statements are based on the Company's current belie as assumptions made by and information currently available to it as other factors. Readers are cautioned not to place undue reliance or forward-looking statements, which speak only as of the date of this release. Due to risks and uncertainties, including the risks and ur identified by the Company in its public securities filings, actual differ materially from current expectations. The Company disclaims intention or obligation to update or revise any forward-looking sta whether as a result of new information, future events or otherwise.

For further information: Dr. George Adams, President & Chief Execut Officer, Amorfix Life Sciences Ltd., Tel: (416) 482-3813, Fax: (416 george.adams@amorfix.com; James Parsons, Chief Financial Officer, A Sciences Ltd., Tel: (416) 482-3814, Fax: (416) 482-3811, james.parsons@amorfix.com

END